Mail Stop 4561

December 4, 2008

VIA USMAIL and FAX (212) 593 - 5769

Mr. Robert L. Levy
Chief Financial Officer
American Mortgage Acceptance Company
625 Madison Avenue
New York, New York 10022

  Re: **American Mortgage Acceptance Company**
     Form 10-K as of December 31, 2007
     Filed on 3/31/2008
     File No. 001-14583

Dear Mr. Robert L. Levy:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Cicely LaMothe
       Branch Chief